

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 29, 2007

Mr. O. Kim Goheen
Senior Vice President and Chief Financial Officer
Cameco Corporation
2121 – 11<sup>th</sup> Street West
Saskatoon, Saskatchewan, CANADA  S7M 1J3

      **Re:    Cameco Corporation**
             **Form 40-F for Fiscal Year Ended December 31, 2006**
             **Filed March 30, 2007**
             **File No. 1-14228**

Dear Mr. Goheen:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

             Sincerely,

             April Sifford
             Branch Chief